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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Accord Capital Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

240 Stockton Street, 7th Floor
(No. and Street)

San Francisco	CA	94108
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Desiderio Co	(415) 999-0574	dco@accord-group.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CBIZ
(Name – if individual, state last, first, and middle name)

700 West 47th Street Ste. 1100	Kansas City	MO	64112
(Address)	(City)	(State)	(Zip Code)

10/22/2003	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Desi Co, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Accord Capital Partners LLC, as of 12/31, 2 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RENA GESSEL
Notary Public - California
San Francisco County
Commission # 2501015
My Comm. Expires Sep 29, 2028

Signature: [signature]

Title: Managing Partner

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ACKNOWLEDGMENT

CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _San Francisco_ }

On _April 11th 2025_ before me, _Rena Gessel, Notary Public_
Date   *Here Insert Name and Title of the Officer*

personally appeared _Desi Co_
Name(s) of Signer(s)

_____ ,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

RENA GESSEL
Notary Public - California
San Francisco County
Commission # 2501015
My Comm. Expires Sep 29, 2028

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _Rena Gessel_

Place Notary Seal and/or Stamp Above   *Signature of Notary Public*

——————— **OPTIONAL** ———————

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____

☐ Corporate Officer – Title(s): _____

☐ Partner – ☐ Limited ☐ General

☐ Individual   ☐ Attorney in Fact

☐ Trustee   ☐ Guardian or Conservator

☐ Other: _____

Signer is Representing: _____

Signer's Name: _____

☐ Corporate Officer – Title(s): _____

☐ Partner – ☐ Limited ☐ General

☐ Individual   ☐ Attorney in Fact

☐ Trustee   ☐ Guardian or Conservator

☐ Other: _____

Signer is Representing: _____

©2019 National Notary Association

Accord Capital Partners LLC

Statement of Financial Condition

December 31, 2024

TABLE OF CONTENTS



CBIZ CPAs P.C.

One Montgomery Street
Suite 1700
San Francisco, CA 94104

P: 415.432.6200

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Accord Capital Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Accord Capital Partners LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CBIZ CPAs P.C.

We have served as the Company's auditor since 2023.

San Francisco, California
April 11, 2025

ACCORD CAPITAL PARTNERS LLC
Statement of Financial Condition
December 31, 2024

ASSETS

Assets
Cash and cash equivalents	$ 10,055
Accounts receivable, net of allowance for credit losses of $0	1,027,448
Due from affiliate	259
Total assets	$ 1,037,762

LIABILITIES AND MEMBER'S EQUITY

Liabilities
Accounts payable	3,600
Total liabilities	3,600
Member's equity	1,034,162
Total liabilities and member's equity	$ 1,037,762

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

    Nature of business

    Accord Capital Partners LLC (the "Company") is a Delaware limited liability company formed on October 31, 2012. The Company was a single member limited liability company wholly owned by Milagro Group LLC ("Milagro"). On May 13, 2014, Accord Group Holdings LLC ("AGH") acquired Milagro's 100% interest in the Company. The Company is registered with the Securities and Exchange Commission as a fully disclosed broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides private placement and advisory services.

    The Company receives support from AGH, an affiliated company, for such items as personnel salaries and benefits, accounting and information technology services, office equipment, and other miscellaneous overhead expenses (see Note 4). The financial results of the Company may have been significantly different absent this relationship with the affiliated company.

    Accounts receivable

    Accounts receivable consists of consulting and advisory fees receivable as well as sales commissions receivable from clients. The Company uses the allowance method to account for credit losses. Based on historical write-offs, overall economic conditions, and an evaluation of the current aging status of its receivables, the Company has established an allowance for credit losses at a level considered to be adequate to cover anticipated lifetime credit losses on outstanding client receivables. Accounts are monitored by management on an ongoing basis and are written off by the Company when it has been determined that all available collection avenues have been exhausted. Recoveries are included in income as realized. As of December 31, 2024, management did not consider an allowance for credit losses necessary as all balances were considered collectible.

    Cash

    The Company maintains cash in a federally insured banking institution.

    Income taxes

    The Company is a single-member limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return. Accordingly, no provision for income taxes besides the $800 minimum California state franchise tax and the LLC tax which varies based on gross receipts of the Company are reflected in the accompanying financial statements.

    The Company evaluates its tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by

1.   Nature of Business and Summary of Accounting Policies (continued)

the applicable tax authority.   Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year.   As of December 31, 2024, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.   Actual results could differ from those estimates.

Subsequent events

The Company has evaluated the need for other disclosures or adjustments resulting from subsequent events through April 11, 2025, the date the financial statements were available to be issued.

Subsequent to December 31, 2024, and through the date of this report, the Company earned a success fee of $1,174,500.

2.   Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or the ratio of aggregate indebtedness to net capital, as defined.   The ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15 to 1.   The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.   Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

As of December 31, 2024, the Company had net capital of $6,455, which was $1,455 in excess of its required net capital of $5,000.   Assets totaling $1,027,707 were excluded from the calculation of the Company's net capital as they are classified as non-allowable assets.   The Company's ratio of aggregate indebtedness to net capital was 55.77% as of December 31, 2024.

3.   Exemption from Rule 15c3-3

The Company does not claim an exemption from Rule 15c3-3 of the U.S. Securities and Exchange Commission act of 1934, in reliance on footnote 74 to SEC Release 34-70073.   The Company does not hold funds or securities for customers, and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

4. Expense Sharing Agreement

The Company receives support from AGH for such items as personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses. The Company is charged a monthly fee that is dependent upon the level of personnel support required by the Company; monthly fees were $50,000 for the year ended December 31, 2024 and adjusted at year-end to the Company's proportionate share of actual expenses incurred by AGH. The Company's share of operating expenses under the expense sharing agreement totaled $1,232,510 for the year ended December 31, 2024.

5. Concentrations

The Company had accounts receivable from four major customers that accounted for approximately 93% of total accounts receivable as of December 31, 2024. A major customer for accounts receivable concentrations is defined as a customer responsible for 10% or more of accounts receivable.